SUTTER SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2022

PUBLIC

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45158

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/21__ AND ENDING __06/30/22__
                                                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sutter Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Venture, Suite 395
_____
(No. and Street)

Irvine   CA   92618
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Keith Moore   949-295-1580   keith@suttersf.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson
_____
(Name – if individual, state last, first, and middle name)

18401 Burbank Blvd. #120   Tarzana   CA   91356
_____
(Address)   (City)   (State)   (Zip Code)

9/15/05   2370
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Keith Moore</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Sutter Securities, Inc.</u>, as of <u>August 29</u>, 2 <u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.





ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange)

On August 29, 2022 before me, John Hong, Notary Public
(insert name and title of the officer)

personally appeared Keith Moore,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______ (Seal)

JOHN JUNGHOON HONG
COMM. 2275001 MFR. AAN1
NOTARY PUBLIC
CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXPIRES 01-12-2023

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Sutter Securities Inc.

Opinion on the Financial Statements

I have audited the accompanying consolidated statement of financial condition of Sutter Securities Inc. as of June 30, 2022, the related consolidated statements of income, consolidated changes in stockholders' equity, and consolidated statement of cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sutter Securities Inc. as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sutter Securities Inc.'s management. My responsibility is to express an opinion on Sutter Securities Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Sutter Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Sutter Securities Inc.'s financial statements. The Supplemental Information is the responsibility of the Sutter Securities Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson, CPA

I have served as Sutter Securities Inc.'s auditor since 2020.

Tarzana, California

August 25, 2022

SUTTER SECURITIES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2022

ASSETS

Cash	3,230,457
Clearing deposit	100,000
Due from clearing brokers and dealers	277,537
Due from related parties	1,080,994
Securities	159,563
Prepaid expenses and other assets	58,026
Total assets	$ 4,906,577

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 192,010
Due to related party payable	1,366,026
Total liabilities	1,558,036
Stockholders' equity:	
Common stock, no par value; 3,500,000 shares authorized;	
3,153,591 shares issued and outstanding	588,846
Additional Paid-in-Capital	706,694
Retained earnings	2,053,001
Total stockholders' equity	3,348,541
Total liabilities and stockholders' equity	$ 4,906,577

See Accompanying Notes to the Financial Statements

Note 1 – Organization and Nature of Business

Sutter Securities, Inc. (the "Company"), was incorporated in the State of California on July 22, 1996 and commenced operations on December 8, 1992, and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions advisory services, and trading.

Note 2 – Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ASC 606 Revenue Recognition

Performance Obligations
Pursuant to ASC 606, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customer. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers as reported on the FINRA Form "Supplemental Statement of Income (SSOI)":

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Fees Earned: This includes fees earned from affiliated entities; investment banking fees, mergers and acquisitions advisory services; account supervision and investment advisory fees.

Capital Gains (Losses) on Firm Investments. This includes net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Consolidation Policy
The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiary, Sutter Securities Financial Services, Inc. All material inter-company balances have been eliminated.

Sutter Securities, Inc.
Notes to Consolidated Financial Statements
June 30, 2022

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2022.

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3
Assets			
Listed & Other Equity Securities	$159,563	-	-
Total	**$159,563**	$ -	$ -

The listed and other equity securities are identified as Level 1 investments representing OTC traded securities held for resale as of June 30, 2022. The OTC traded securities are valued on listed prices of the underlying stocks.

Note 4 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. The Company maintains cash accounts at various financial institutions. The balances at times may exceed Federal Deposit Insurance Corporation (FDIC) limits. Accounts at each financial institution are insured by the FDIC up to $250,000. The Company also maintains cash in brokerage accounts. The balances at times may exceed Securities Investor Protection Corporation (SIPC) limits. Accounts at each financial institution are insured by the SIPC up to a limit of $500,000, including $250,000 for claims on cash, per customer for all accounts at the same institution.

Note 4 - Concentration of Credit Risk - Continued

Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of financial position. In the event counter-parties do not fulfill their obligations, the Company may be exposed to further risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the risks of its cash and securities and the credit standing of each counter-party.

No customers accounted for more than 10% of the Company's revenue for the year ended June 30, 2022.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of 6 2/3rds of aggregated indebtedness or $250,000. The Company's minimum net capital is calculated as $250,000. At June 30, 2022, the Company had net capital of $2,185,,588 which was $1,935,588 in excess of its required minimum net capital requirement of $250,000. The Company's net capital ratio was 1.11 to 1.

Note 6 – Income Taxes

The Company is included in the consolidated tax returns filed by its parent. The Company accrues a current tax provision as a stand-alone entity for purpose of GAAP and Federal Securities regulations. All calculated income taxes calculated in the consolidated tax returns are paid at the parent level.

For the year ended June 30, 2022, the components of the Company's estimated income tax expense are as follows:

State Income Taxes (California)	$	154,610
Federal Income Tax		367,286
	$	521,896

Deferred taxes are not recorded as the Company deems them immaterial.

The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of June 30, 2022, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and California state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Note 7 – Exemption from the SEC Rule 15c3-3

Sutter Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 8 – Clearing Relationship

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. The Company has deposited $100,000 with its clearing firm as security for its transactions with them which is the balance at June 30, 2022.

Note 9 - Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. The Company believes there are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position. to this matter.

Note 10 – Operating Lease Commitments

The Company's office lease expense totaled $79,233 for the year ended June 30, 2022. The Company signed a twelve (12) month lease for office space in Boca Raton, FL in June, 2022. The Company also leases office space in Irvine California under month-to-month operating lease through an affiliate. There are no future minimum lease payments under these lease agreements. The total commitment under the Company's Boca Raton office lease is $70,034. In February 2016, FASB Issued ASU 2016-02 (842) on leases. Under ASU 2016-02 (842) the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. The Company is not subject to this requirement due to the fact that the leases either expire in less than one year and / or are on a month-to-month basis.

Note 11 – Related Parties

From time to time during the year, the Company advanced monies to affiliated companies, including Sutter Securities Group, Inc. (SSG), its parent company and Boustead & Company Limited, (BCL), a FINRA registered broker-dealer under common ownership with the Company. The advances carry no interest and are repayable at any time. As of June 30, 2022, the Company had advanced SSG $1,080,944. The Company owes related parties and affiliates of the Company commissions and fees totaling $2,237,800 as of June 30, 2022.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end June 30, 2022 through August 25, 2022 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.